FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             Date: January 31, 2002


                             National Grid Group plc
                               (Registrant's Name)

                               15 Marylebone Road
                                     London
                                     NW1 5JD
                             (Registrant's Address)




     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                        NATIONAL GRID GROUP PLC



Date: January 31, 2002                  By: /s/ Fiona B. Smith
                                            ------------------------------------
                                        Name: Fiona B. Smith
                                        Title: Group General Counsel and
                                               Company Secretary




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                             NATIONAL GRID GROUP PLC
                                  EXHIBIT INDEX

EXHIBIT NO.                                  DESCRIPTION
--------------------------------------------------------------------------------

         99(a) Registrant's release dated January 31, 2002 announcing the effectiveness of the scheme of arrangement.
--------------------------------------------------------------------------------
         99(b) Registrant's press release dated January 31, 2002 announcing the effectiveness of the merger transaction with Niagara Mohawk Holdings, Inc.